UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       CAPITAL ENVIRONMENTAL RESOURCE INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    14008M104
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                                 (CUSIP Number)

                                Lucien Remillard
                           Historia Investments, inc.
                             85 St. Paul Street West
                                Montreal, Quebec
                                 Canada H2Y 3V4
                                  514-847-0015
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                SEPTEMBER 7, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [___].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  14008M104                                       Page ___ of ___ Pages
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1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Historia Investments, inc.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                          (b)/ /
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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

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                            7       SOLE VOTING POWER
NUMBER OF SHARES                    1,500,000
  BENEFICIALLY             -----------------------------------------------------
   OWNED BY                 8       SHARED VOTING POWER
     EACH
   REPORTING               -----------------------------------------------------
    PERSON                  9       SOLE DISPOSITIVE POWER
     WITH                           1,500,000
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,500,000

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.3%

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14       TYPE OF REPORTING PERSON*
         CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 - Security and Issuer

         The class of security to which this statement relates is the common stock (the "Common Stock") of Capital Environmental Resource Inc., a corporation organized under the laws of the province of Ontario, Canada (the "Company") whose principal executive office is located at 1005 Skyview Drive, Burlington, ON L7P 5131 Canada.

Item 2 - Identity and Background

         Historia Investments, inc. ("Historia"), formerly known as 3242757 Canada Inc., is a corporation incorporated under the federal laws of Canada with its principal business and principal office located at 85 St. Paul Street West, Montreal, Quebec, Canada H2Y 3V4. The principal business of Historia is investment and investment management.

         The controlling stockholder, sole officer and sole director of Historia is Lucien Remillard, a Canadian citizen whose address is 85 St. Paul Street West, Montreal, Quebec, Canada H2Y 3V4. Mr. Remillard, is the President of Historia and the President of Placements St. Mathieu Inc., an investment management firm, which is located at 85 St. Paul Street West, Montreal, Quebec Canada H2Y 3V4.

         During the last five years, neither Historia nor Mr. Remillard has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         During the last five years, neither Historia nor Mr. Remillard has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Historia or Mr. Remillard was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding a violation with respect to such laws.

Item 3 - Source and Amount of Funds

         The source of funds used by Historia to purchase the Common Stock owned by Historia was its working capital.

Item 4 - Purpose of the Transaction

         On September 7, 2001, Historia purchased 1,500,000 shares of the Company's Common Stock for an aggregate purchase price of US $3,000,000. The purchase was made pursuant to the closing of the transactions under the Subscription Agreement, dated as of July 27, 2001, by and among the Company and certain investors, including Historia (the "Subscription Agreement"). In this transaction, the investors under the Subscription Agreement purchased an aggregate of 16,500,000 shares of the Company's Common Stock for an aggregate purchase price of US $33,000,000.

         In connection with the transaction, David Sutherland-Yoest, Don A. Sanders, Gary W. DeGroote, Lucien Remillard and Warren Grover were elected as directors of the Company. These persons constitute the current Board of Directors of the Company.

         Upon the closing of the transaction, Historia entered into a lock-up agreement with the Company. The lock-up agreement prevents Historia from selling, transferring, pledging or otherwise disposing of the Common Stock acquired by Historia pursuant to the Subscription Agreement until the earlier of May 31, 2002 and the payment in full by the Company of all of its obligations under its current senior credit facilities.

         Other than the matters set forth above, Historia does not have any present plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5 - Interest in Securities of the Issuer

         Historia is the beneficial owner of 1,500,000 shares of the Company's Common Stock, representing 6.3% of the outstanding Common Stock. These shares were purchased by Historia on September 7, 2001 at a purchase price of $2.00 per share in connection with a private placement by the Company of an aggregate of 16,500,000 shares of Common Stock pursuant to the Subscription Agreement. Historia has sole voting and dispositive power over such shares. Lucien Remillard does not directly own any shares of the Company's Common Stock; however, as the controlling stockholder and sole director of Historia, Mr. Remillard may be deemed to have beneficial ownership of the shares held by Historia.

Item 6 - Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         On September 7, 2001, each of the investors under the Subscription Agreement, including Historia, entered into a Registration Rights Agreement with the Company which provides the investors with certain demand and piggy-back registration rights with respect to shares of Common Stock purchased under the Subscription Agreement.

         Except to the extent described in Item 4 or as set forth above, neither Historia nor Lucien Remillard has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company.

         In addition, other than the Registration Rights Agreement described above and lock-up agreements between the Company and certain investors under the Subscription Agreement, there are no agreements, arrangements or understandings (legal or otherwise) among the investors under the Subscription Agreement, or between such investors and the Company, with respect to, in connection with or otherwise related to the voting, acquisition or disposition of the securities of the Company.

Item 7 - Material to be Filed as Exhibits


Exhibit                 Description
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1 Form of Subscription Agreeement, dated July 27, 2001, by and among the Company and the Investors named therein

2 Lock-Up Agreement, dated as of September 7, 2001, by and between the Company and Historia Investments, inc.




         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 13, 2001


HISTORIA INVESTMENTS, INC. (formerly known as
3242757 CANADA, INC.)


By:  /s/ Lucien Remillard
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      Lucien Remillard
      President